                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                        ADAPTIVE BROADBAND CORPORATION

                               (Name of Issuer)

                    Common Stock, par value $.10 per share

                        (Title of Class of Securities)

                                   00650M104

                                (CUSIP Number)

                                Jonathan Zakin
                            Chief Executive Officer
                         Western Multiplex Corporation
                             1196 Borregas Avenue
                          Sunnyvale, California 94089
                                (408) 542-5200

                                   Copy to:

                             Daniel Clivner, Esq.
                          Simpson Thacher & Bartlett
                      10 Universal City Plaza, Suite 1850
                       Universal City, California 91608
                                (818) 755-7000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 12, 2000

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00650M104             SCHEDULE 13D                        PAGE 2 of 10


--------------------------------------------------------------------------------
  1.    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                 WMC Holding L.L.C.

--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  [ ]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY:

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:
                 00
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) []
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
                 Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES      7.  SOLE VOTING POWER
                                    0(1) (see Item 3 herein)
                     -----------------------------------------------------------
BENEFICIALLY OWNED BY  8.  SHARED VOTING POWER
                                    7,502,021 (1) (see Item 3 herein)
                     -----------------------------------------------------------
   EACH REPORTING      9.  SOLE DISPOSITIVE POWER
                                      0 (see Item 3 herein)
--------------------------------------------------------------------------------
     PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                      7,502,021
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        7,502,021
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES:[]
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       19.9%
--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON:
       OO
--------------------------------------------------------------------------------

(1) WMC Holding L.L.C. is the record and beneficial holder of 39,796,351 of the outstanding shares of Western Multiplex Common Stock, representing approximately 71.6% of the issued and outstanding shares of Western Common Stock. Western Multiplex Corporation has the right, subject to certain conditions, to purchase 7,502,021 shares of Adaptive Broadband Corporation Common Stock (as defined below) upon exercise of an option granted to Western Multiplex Corporation pursuant to a Stock Option Agreement, dated as of November 12, 2000, between Adaptive Broadband Corporation and Western Multiplex Corporation. The option is not currently exercisable and Western Multiplex Corporation does not have any rights as a stockholder of Adaptive Broadband Corporation pursuant to this Stock Option Agreement, including the right to dispose (or to direct the disposition of) any shares of Adaptive Broadband Corporation Common Stock that may be purchased upon exercise of the option or pursuant to said Voting Agreement. Accordingly, WMC Holding L.L.C. and Western Multiplex Corporation expressly disclaims beneficial ownership of all shares subject to said agreements.

CUSIP No. 00650M104             SCHEDULE 13D                        PAGE 3 of 10


--------------------------------------------------------------------------------
  1.    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        Western Multiplex Corporation
        52-2198231
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  [ ]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY:

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:
        WC, 00
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) []
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
                 Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES      7.  SOLE VOTING POWER
                                      0(1) (see Item 3 herein)
                     -----------------------------------------------------------
BENEFICIALLY OWNED BY  8.  SHARED VOTING POWER
                                    7,502,021(1) (see Item 3 herein)
                     -----------------------------------------------------------
   EACH REPORTING      9.  SOLE DISPOSITIVE POWER
                                    0 (see Item 3 herein)
                     -----------------------------------------------------------
     PERSON WITH       10.  SHARED DISPOSITIVE POWER
                                     7,502,021
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        7,502,021
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES:[]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        19.9%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON:
        CO
--------------------------------------------------------------------------------

(1) Western Multiplex Corporation has the right, subject to certain conditions, to purchase 7,502,021 shares of Adaptive Broadband Corporation Common Stock (as defined below) upon exercise of an option granted to Western Multiplex Corporation pursuant to a Stock Option Agreement, dated as of November 12, 2000, between Adaptive Broadband Corporation and Western Multiplex Corporation. The option is not currently exercisable and Western Multiplex Corporation does not have any rights as a stockholder of Adaptive Broadband Corporation pursuant to this Stock Option Agreement, including the right to dispose (or to direct the disposition of) any shares of Adaptive Broadband Corporation Common Stock that may be purchased upon exercise of the option or pursuant to said Voting Agreement. Accordingly, Western Multiplex Corporation expressly disclaims beneficial ownership of all shares subject to said agreements.

CUSIP No. 00650M104             SCHEDULE 13D                        PAGE 4 of 10


Item 1.           Security and Issuer.

        This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.10 per share (the "Adaptive Common Stock"), of Adaptive Broadband Corporation, a Delaware corporation ("Adaptive"). The address of the principal executive office of Adaptive is 1143 Borregas Avenue, Sunnyvale, California 94089.

Item 2.           Identity and Background.

        This Schedule 13D is filed by WMC Holding L.L.C., a Delaware limited liability company ("WMC Holding"), and Western Multiplex Corporation, a Delaware corporation ("Western")(collectively the "Reporting Persons"). The address of the principal executive office of the Reporting Persons is 1196 Borregas Avenue, Sunnyvale, California 94089. Western is one of a handful of niche companies that provides broadband wireless-communications systems.

        To the best of WMC Holding's and Western's knowledge, as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of WMC Holding and Western, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedules I and II hereto. The information contained in Schedules I and II is incorporated herein by reference.

        During the last five years, neither WMC Holding nor Western nor, to the best of WMC Holding's or Western's knowledge, any of the executive officers or directors of WMC Holding and Western listed in Schedules I and II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

        Western and Adaptive entered into an Agreement and Plan of Merger, dated as of November 12, 2000 (the "Merger Agreement"), pursuant to which WA Merger Sub, Inc., ("Merger Sub"), a wholly-owned subsidiary of Western, will merge with and into Adaptive, with Adaptive as the surviving corporation (the "Merger").

        Pursuant to the terms of the Merger, each outstanding share of Adaptive Common Stock (other than shares owned by Adaptive or Western) will be converted into 1.345 shares of common stock of Western (the "Western Common Stock"). The Merger is intended to constitute a reorganization under the Internal Revenue Code of 1986, as amended. The Merger Agreement contains customary terms and conditions. The Merger Agreement may be terminated prior to the Effective Time (as defined in Section 1.3 of the Merger Agreement), whether before or after approval of the Merger by the stockholders of Western and the stockholders of
Adaptive: (i) by mutual written consent of the Boards of Directors of Western and Adaptive; (ii) subject to certain exceptions, by either Western or Adaptive if the Merger shall not have been consummated by June 30, 2001; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before June 30, 2001; (iii) by either Western or Adaptive in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, (iv) subject to certain limitations, by Western or Adaptive if the approvals of the stockholders of either Western or Adaptive contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or of any adjournment thereof at which the vote was taken; (v) by Western, if Adaptive shall have (a) failed to recommend the Merger to its stockholders or (b) materially breached its obligations under the Merger Agreement by reason of: (1) a failure to call a meeting of its stockholders to approve the Merger; (2) a change in its recommendation to its stockholders; (3) approval or recommendation of (or any proposal to publicly approve or recommend) any acquisition proposal; (4) or a failure to prepare and

CUSIP No. 00650M104             SCHEDULE 13D                        PAGE 5 of 10


mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with
Section 5.1(a) of the Merger Agreement; (vi) by Adaptive, if Western shall have
(a) failed to recommend the Merger to its stockholders or (b) materially breached its obligations under the Merger Agreement by reason of: (1) a failure to call a meeting of its stockholders to approve the Merger; (2) a change in its recommendation to its stockholders; (3) approval or recommendation of (or any proposal to publicly approve or recommend) any acquisition proposal; (4) or a failure to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Section 5.1(a) of the Merger Agreement;
(vii) by Adaptive if Western's representations and warranties in the Merger Agreement shall be or become materially inaccurate or if any of Western's covenants in the Merger Agreement shall have been breached and not cured within the period required by the Merger Agreement; (viii) by Western if Adaptive's representations and warranties in the Merger Agreement shall be or become materially inaccurate or if any of Adaptive's covenants in the Merger Agreement shall have been breached and not cured within the period required by the Merger Agreement; or (ix) by either Western or Adaptive if either (a) the average closing price (the "Average Closing Price") of Western Common Stock for the ten trading days immediately prior to the second business day before the anticipated closing date the ("Closing Period") is less than or equal to $10.00 or (b) the product of 0.7 and the number obtained by dividing the average closing prices of an index of comparable company stocks (the "Index Group") for the Closing Period by the average closing price for the Index Group for the ten days beginning on the second day, on which trading generally takes place on the NASDAQ and on which trading in Western Common Stock has not been halted or suspended, following the announcement of the transaction (the "Starting Period") is greater than the number obtained by dividing the Average Closing Price by the average closing price of Western Common Stock during the Starting Period. Notwithstanding the foregoing, neither party may exercise the termination right set forth in the previous sentence if it has made a news release, announcement (other than announcement of the transaction) or other public statement following which either party's stock price following such statement (based on a five-day average) falls more than 20 percent compared to such price prior to such statement (based on a five-day average).

        In order to facilitate the consummation of the transaction contemplated by the Merger Agreement and in consideration thereof, Western entered into a Stock Option Agreement (the "Adaptive Stock Option Agreement"), dated as of November 12, 2000, with Adaptive pursuant to which Adaptive granted an option to purchase Adaptive Common Stock to Western. Pursuant to the Adaptive Stock Option Agreement, Adaptive granted to Western an irrevocable option (the "Option") to purchase up to 7,502,021 shares of Adaptive Common Stock, subject to adjustments as described below, at a purchase price per share equal to $17.15 per share. The number of shares of Adaptive Common Stock subject to the option will automatically adjust to remain equal to 19.9% of the Adaptive Common Stock issued and outstanding. The option is not currently exercisable and may only be exercised under certain circumstances described in the Option Agreement and outlined in this Schedule 13D. If the option were to become exercisable, the purchase price required to purchase all shares of Adaptive subject to the option would be $128,659,660.15. The option may be exercised for cash or pursuant to a cashless exercise in accordance with its terms. Western anticipates that any funds to be paid by it upon exercise of the Option would be provided from cash on hand and cash available from external sources, including proceeds from debt or equity issuances. Western did not pay additional consideration to Adaptive in connection with Adaptive entering into the Adaptive Stock Option Agreement and granting the Option, but Western granted a reciprocal option to Adaptive to purchase up to 19.9% of the issued and outstanding Western Common Stock at a price of $12.75 per share (the "Western Stock Option Agreement"), subject to similar terms and conditions in the Adaptive Stock Option Agreement. The Adaptive Stock Option Agreement and the Western Stock Option Agreement are herein collectively referred to as the "Stock Option Agreements".

        In order to further facilitate the consummation of the transaction contemplated by the Merger Agreement and in consideration thereof, WMC Holding, which owns approximately 71% of Western Common Stock, has entered into a Voting Agreement (the "Voting Agreement"), dated as of November 12, 2000, with Adaptive, pursuant to which WMC Holding agreed to vote all of its shares of Western Common Stock in favor of the issuance of Western Common Stock in connection with the Merger, the Merger Agreement and any other action required in furtherance thereof. Western did not pay additional consideration to Adaptive in connection with the execution and delivery of the Voting Agreement.

CUSIP No. 00650M104             SCHEDULE 13D                        PAGE 6 of 10


References to, and descriptions of, the Merger Agreement, the Stock Option Agreements and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreements and the Voting Agreement included as Exhibits 1,2,3 and 4 respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.           Purpose of the Transaction.

        The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

        Upon consummation of the Merger as contemplated by the Merger Agreement(a) the Restated Certificate of Incorporation of Adaptive, as amended and restated, will be the Certificate of Incorporation of the surviving corporation, (b) the officers and directors of WA Merger Sub shall be the officers and directors of the surviving corporation, and (c) each share of Adaptive Common Stock (as defined in the Merger Agreement) held by Adaptive will cease to be outstanding and shall be canceled. It is also expected that the shares of Adaptive Common Stock will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

        The Merger is subject to customary closing conditions, including the adoption of the Merger Agreement by both Western's stockholders and Adaptive's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

        Pursuant to the terms and subject to the conditions set forth in the Adaptive Stock Option Agreement, Western may exercise the Option, in whole or in part, at any time, or from time to time, after Western becomes entitled to receive, pursuant to the Merger Agreement, the Adaptive Termination Fee (as defined in Section 1.2(iii) of the Adaptive Stock Option Agreement).

        The Option will terminate upon the earliest of: (i) the effective time of the Merger, (ii) written notice of termination of the Adaptive Stock Option Agreement by Western to Adaptive, (iii) 12 months after the date on which the option first becomes exercisable, or (iv) the date of termination of the Merger Agreement, unless Western has the right to receive the Adaptive Termination Fee, in which case the Option will not terminate until the later of (x) 15 business days following the time the Adaptive Termination Fee becomes unconditionally payable and (y) the expiration of the period in which Western has such right to receive the Adaptive Termination Fee.

        Notwithstanding the termination of the Option, Western is entitled to purchase those shares subject to the Option with respect to which it may have exercised the Option by delivery of an Option Notice (as defined in the Merger Agreement) prior to the Expiration Date (as defined in the Adaptive Stock Option Agreement), and the termination of the Option will not affect any rights under the Adaptive Stock Option Agreement which by their terms do not terminate or expire prior to or at the Expiration Date.

        Upon the occurrence of certain events set forth in the Adaptive Stock Option Agreement, Adaptive is required to repurchase the Option and the shares of Adaptive Common Stock issued pursuant to the Option to Western. In addition, the Adaptive Stock Option Agreement grants certain registration rights to Western with respect to the shares of Adaptive Common Stock subject to the Option.

        The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Western does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Adaptive Common Stock that may be purchased upon exercise of the Option. Accordingly, WMC Holding and Western expressly disclaim beneficial ownership of all such shares.

CUSIP No. 00650M104             SCHEDULE 13D                        PAGE 7 of 10


References to, and descriptions of, the Merger Agreement and the Stock Option Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stock Option Agreements included as Exhibits 1, 2 and 3 respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear. Capitalized terms used in Item 4 but not otherwise defined herein have the respective meanings assigned to them in the Merger Agreement.

Item 5.           Interest in Securities of Adaptive.

        The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

        The number of shares of Adaptive Common Stock covered by the Option is 7,502,021 (representing approximately 19.9% of the shares of Adaptive Common Stock issued and outstanding as of October 31, 2000, as represented by Adaptive in the Merger Agreement).

        The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Western does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Adaptive Common Stock that may be purchased upon exercise of the Option. Accordingly, WMC Holding and Western expressly disclaim beneficial ownership of all such shares.

        Other than as set forth in this Schedule 13D, to the best of Western's knowledge as of the date hereof (i) neither Western nor any subsidiary or affiliate of Western nor any of Western's executive officers or directors, beneficially owns any shares of Adaptive Common Stock, and (ii) there have been no transactions in the shares of Adaptive Common Stock effected during the past 60 days by Western, nor to the best of Western's knowledge, by any subsidiary or affiliate of Western or any of Western's executive officers or directors.

        No other person is known by Western to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Adaptive Common Stock obtainable by Western upon exercise of the Option.

        Other than as set forth in this Schedule 13D, to the best of WMC Holding's knowledge as of the date hereof (i) neither WMC Holding or any subsidiary or affiliate of WMC Holding nor any of WMC Holding's executive officers or directors, beneficially owns any shares of Adaptive Common Stock, and (ii) there have been no transactions in the shares of Adaptive Common Stock effected during the past 60 days by WMC Holding, nor to the best of WMC Holding's knowledge, by any subsidiary or affiliate of WMC Holding or any of WMC Holding's executive officers or directors.

        Except for Western, no other person is known by WMC Holding to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Adaptive Common Stock obtainable by WMC Holding, as a result of its beneficial ownership of Western Common Stock, upon exercise of the Option.

        Reference to, and descriptions of, the Merger Agreement and the Stock Option Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stock Option Agreements included as Exhibits 1, 2 and 3 respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Adaptive Broadband.

        The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

        Copies of the Merger Agreement, the Stock Option Agreements and the Voting Agreement are included as Exhibits 1, 2, 3 and 4 respectively, to this
Schedule 13D. To the best of Western Multiplex's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements,

CUSIP No. 00650M104             SCHEDULE 13D                        PAGE 8 of 10


understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Adaptive.

Item 7.           Material to be Filed as Exhibits.

Exhibit  Description

1. Agreement and Plan of Merger, dated as of November 12, 2000, among Western Multiplex Corporation, Adaptive Broadband Corporation and WA Merger Sub, Inc. (filed as Exhibit 2.1 to Western Multiplex's Current Report on Form 8-K dated November 14, 2000 and incorporated herein by reference).

2. Stock Option Agreement, dated as of November 12, 2000, between Western Multiplex Corporation and Adaptive Broadband Corporation (filed as
       Exhibit 10.1 to Western Multiplex's Current Report on Form 8-K dated November 14, 2000 and incorporated herein by reference).

3. Stock Option Agreement, dated as of November 12, 2000, between Adaptive Broadband Corporation and Western Multiplex Corporation (filed as Exhibit
       10.2 to Western Multiplex's Current Report on Form 8-K dated November 14, 2000 and incorporated herein by reference).

4. Voting Agreement, dated as of November 12, 2000, between WMC Holding L.L.C. and Adaptive Broadband Corporation (filed as Exhibit 10.3 to Western Multiplex Corporation Current Report on Form 8-K dated November 14, 2000 and incorporated herein by reference).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WESTERN MULTIPLEX CORPORATION


                         By:    /s/Nancy Huber
                         Name:  Nancy Huber
                         Title: Chief Financial Officer, Vice President,
                                Finance and Secretary

Dated: November 22, 2000


                                  SCHEDULE I
                                   DIRECTORS
                             OF WMC HOLDING L.L.C.

         The following table sets forth the name, business address and present principal occupation or employment of each executive officer of WMC Holding L.L.C. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 1196 Borregas Avenue, Sunnyvale, CA 94089.

                              Board of Directors

  Name and Title                            Present Principal Occupation



Jonathan N. Zakin,              Chief Executive Officer and Chairman of the
Chairman of the Board           Board; Western Multiplex Corporation


Timothy C. Collins,             Chief Executive Officer;
Director                        Ripplewood Holdings L.L.C.

Jeffrey M. Hendren,             Managing Director;
Director                        Ripplewood Holdings L.L.C.

CUSIP No. 00650M104             SCHEDULE 13D                        PAGE 9 of 10


Michael Seedman,                Private Investor
Director

Amir Zoufounoun,                President, Chief Operating Officer;
Director                        Western Multiplex Corporation

                            SCHEDULE II
                  DIRECTORS AND EXECUTIVE OFFICERS
                       OF WESTERN MULTIPLEX CORPORATION

   The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Western Multiplex. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 1196 Borregas Avenue, Sunnyvale, CA 94089.

                              Board of Directors

  Name and Title                            Present Principal Occupation



Jonathan N. Zakin,              Chief Executive Officer and Chairman of the
Chairman of the Board           Board; Western Multiplex Corporation


Hironori Aihara*,               Executive Vice President and Director;
Director                        Mitsubishi Corporation

Michael J. Boskin,              Chief Executive Officer and President;
Director                        Boskin & Co., Inc.

Timothy C. Collins,             Chief Executive Officer;
Director                        Ripplewood Holdings L.L.C.

Peter O. Crisp,                 Vice Chairman;
Director                        Rockefeller Financial Services

Jeffrey M. Hendren,             Managing Director;
Director                        Ripplewood Holdings L.L.C.

Michael Seedman,                Private Investor
Director

Stanley S. Shuman,              Executive Vice President and Managing Director;
Director                        Allen & Company Incorporated

Amir Zoufounoun,                President, Chief Operating Officer;
Director                        Western Multiplex Corporation
        *Citizen of Japan

                    Executive Officers Who Are Not Directors

     Name                       Title and Present Principal Occupation


Gary Boss                       Vice President of Operations;
                                Western Multiplex Corporation

Fred Corsentino                 Vice President of Sales;
                                Western Multiplex Corporation

Ihab Abu-Hakima                 Vice President of Marketing;
                                Western Multiplex Corporation

Nancy Huber                     Chief Financial Officer and Vice President of
                                Finance; Western Multiplex Corporation

CUSIP No. 00650M104             SCHEDULE 13D                       PAGE 10 of 10


Christina Rulo                  Vice President of Human Resources;
                                Western Multiplex Corporation

John H. Saefke                  Vice President of International Sales;
                                Western Multiplex Corporation

Joseph Tavormina                Vice President of Access Products;
                                Western Multiplex Corporation

Gordana Pance                   Vice President of Engineering;
                                Western Multiplex Corporation

         The present principal occupation of each of the named executive officers is the same as the named position(s) held with Western Multiplex Corporation.



                            EXHIBIT INDEX

Exhibit Description

1. Agreement and Plan of Merger, dated as of November 12, 2000, among Western Multiplex Corporation, Adaptive Broadband Corporation and WA Merger Sub, Inc.(filed as Exhibit 2.1 to Western Multiplex's Current Report on Form 8-K dated November 14, 2000 and incorporated herein by reference).

2. Stock Option Agreement, dated as of November 12, 2000, between Western Multiplex, Corporation and Adaptive Broadband Corporation (filed as
       Exhibit 10.1 to Western Multiplex's Current Report on Form 8-K dated November 14, 2000 and incorporated herein by reference).

3. Stock Option Agreement, dated as of November 12, 2000, between Adaptive Broadband Corporation and Western Multiplex Corporation (filed as Exhibit
       10.2 to Western Multiplex's Current Report on Form 8-K dated November 14, 2000 and incorporated herein by reference).

4. Voting Agreement, dated as of November 12, 2000, between WMC Holding L.L.C., and Adaptive Broadband Corporation (filed as Exhibit 10.3 to Western Multiplex's Current Report on Form 8-K dated November 14, 2000 and incorporated herein by reference).